June 6, 2006

Genco Contracts Watts, Griffis and McQuat for Mineral Reserve and Resource Calculation at La Guitarra

Gregory Liller, President, Genco Resources Ltd. (TSX Venture Exchange GGC) announces Genco has contracted Watts, Griffis and McQuat to produce an updated, National Instrument 43-101 compliant, reserve and resource calculation for the Temascaltepec Mining District including La Guitarra Mine.

Watts, Griffis and McQuat is a widely respected firm of consulting geologists and engineers that has been providing consulting services to the mining community in over 120 countries since 1962.

Genco would also like to present the results of the 1,000 meter drill program announced in the Company’s News Release dated March 29, 2006.  The program tested approximately 300 meters of a footwall vein system located to the northeast of the San Rafael Vein at La Guitarra Mine.

A total of 1,057 meters using NQ sized rod were drilled in six holes.  All holes targeted the upper levels of the vein system.  Between four and six veins varying in width from 0.2 to 2.0 meters and grading from 10 to 336 grams per tonne (gpt) and up to 0.8 gpt gold were encountered.  The nature of the quartz encountered in the veins indicated the drilling tested the upper portions of the system and the system should be tested at deeper levels for dilatant zones where economic mineralization may be encountered.  This observation is supported by the best silver values, up to 336 gpt, occurring in the deepest intercepts.

The foregoing disclosures, including results of the Company’s exploration programs, have been reviewed, verified (including sampling, analytical and test data) and compiled by James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

Samples taken were halved with one half being prepped in the mine site lab and shipped to an accredited third party lab for analysis by ICP with AA finish for gold and silver.  Over limit samples were re analyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric finish or an acid digestion with an AA finish for silver.  The remaining half of the core sample was retained for the future reference.

Genco’s Compensation Committee, has issued 350,000 incentive stock options to consultants and employees of the Company and its wholly owned subsidiary Servicios Para la Industria Minera, S.A. de C.V.  The options are subject to a vesting period and are exercisable for a period of up to 5 years at an exercise price of $2.05 per share.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.